Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748
STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 5 DATED MAY 31, 2012
TO THE PROSPECTUS DATED APRIL 24, 2012
This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2012, as supplemented by Supplement No. 1, dated April 24, 2012, Supplement No. 2, dated May 3, 2012, Supplement No. 3, dated May 10, 2012, and Supplement No. 4, dated May 14, 2012, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 5 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 5 is to disclose:
• the status of our public offering; and
• our acquisition of Sonoma Grande, a residential property located in Tulsa, Oklahoma.
Status of Our Public Offering
We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of May 25, 2012, we had accepted investors' subscriptions for and issued 8,211,226 shares of our common stock in our public offering, including 136,012 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $81,685,416. As of May 25, 2012, we had raised approximately $87,441,715 in gross offering proceeds in both our private and public offerings. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2013 or the date on which the maximum offering amount has been sold.
Our Acquisition of Sonoma Grande
On May 24, 2012, or the closing date, we acquired a fee simple interest in a 336-unit multifamily residential community located in Tulsa, Oklahoma, known as Sonoma Grande, or the Sonoma Grande property, through SIR Sonoma Grande, LLC, or SIR Sonoma Grande, a wholly-owned subsidiary of our operating partnership, from a third party seller. On the closing date, Steadfast Asset Holdings, Inc., our affiliate, assigned to SIR Sonoma Grande the Purchase and Sale Agreement, dated February 15, 2012, as amended, for the purchase of the Sonoma Grande property.
Financing and Fees
SIR Sonoma Grande acquired the Sonoma Grande property for an aggregate purchase price of $32,200,000, exclusive of closing costs. SIR Sonoma Grande financed the payment of the purchase price for the Sonoma Grande property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $22,540,000 from PNC Bank, National Association, or the lender, pursuant to the requirements of the Freddie Mac Capital Markets Execution Program, which we refer to as the “Sonoma Grande loan”, and evidenced by a Multifamily Note, or the note, and Multifamily Loan and Security Agreement, or the loan agreement, each dated May 24, 2012. For additional information on the terms of the Sonoma Grande loan, see “—Sonoma Grande Loan” below.
An acquisition fee of approximately $651,000 was earned by Steadfast Income Advisor, LLC, our advisor, in connection with the acquisition of the Sonoma Grande property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Sonoma Grande property as of the closing of the acquisition was 7.09%. We calculate the capitalization rate for a real property by dividing “net operating income” of the property by the purchase price of the property, excluding acquisition costs. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. For purposes of this calculation, net operating income is determined using the projected first year net operating income of the property based on in-place leases, potential rent increases or decreases for each unit and other revenues from late fees or services, adjusted for estimated vacancies, tenant concessions, if any, and charges not collected.
Sonoma Grande Loan
In connection with the acquisition of the Sonoma Grande property, SIR Sonoma Grande borrowed $22,540,000 from the lender pursuant to the Sonoma Grande loan. The Sonoma Grande loan has an 84 month term with a maturity date of June 1, 2019. SIR Sonoma Grande paid a loan origination fee of $170,000 to the lender in connection with the Sonoma Grande loan.

Interest on the outstanding principal balance of the Sonoma Grande loan accrues at a fixed rate of 3.31% per annum. A monthly payment of accrued interest will be due and payable on the first day of each month, commencing July 1, 2012 and continuing until and including the monthly payment due on June 1, 2014, in an amount to vary but which will be equal to $2,072 multiplied by the number of days in the month prior to the monthly payment due date. Beginning on July 1, 2014 and continuing until and including the monthly payment due on the maturity date, a monthly payment of principal and interest in the amount of $98,839 will be due and payable on the first day of each month. The entire outstanding principal balance of the Sonoma Grande loan, plus any accrued and unpaid interest, is due and payable in full on the maturity date. So long as any monthly payment or any other amount due under the Sonoma Grande loan remains past due for 30 days or more or any other event of default has occurred and is continuing, interest will accrue on the the unpaid principal balance of the Sonoma Grande loan at a rate equal to the fixed interest rate of 3.31% plus 4.0%; provided, that, at no time will the rate of interest exceed the maximum amount of interest allowed by applicable law. So long as any payment due under the Sonoma Grande loan is not received by the lender within 10 days after such payment is due, SIR Sonoma Grande will pay to the lender, immediately and without demand by the lender, a late charge equal to 5.0% of the amount of the payment due.
SIR Sonoma Grande may voluntarily prepay all, but not less than all, of the unpaid principal balance of the Sonoma Grande loan and all accrued interest thereon and other sums due to the lender under the Sonoma Grande loan documents (as defined below) during the term of the Sonoma Grande loan, provided that SIR Sonoma Grande must provide the lender with at least 30 days prior written notice of such prepayment and such prepayment may not be made during the three calendar months prior to the maturity date. SIR Sonoma Grande must also pay a prepayment fee to the lender, calculated in accordance with the terms of the note, in connection with any voluntary prepayment of the Sonoma Grande loan. The terms of prepayment of the Sonoma Grande loan vary depending on whether or not the Sonoma Grande loan has been assigned to a Real Estate Mortgage Investment Conduit (REMIC) trust.
The performance of the obligations of SIR Sonoma Grande under the Sonoma Grande loan are secured by a Multifamily Mortgage, Assignment of Rents and Security Agreement, or the mortgage, by SIR Sonoma Grande for the benefit of the lender with respect to the Sonoma Grande property. Additionally, pursuant to an Assignment of Management Agreement and Subordination of Management Fees, or the assignment of management agreement, SIR Sonoma Grande assigned all of its rights and interests in the Property Management Agreement, or the management agreement (as described below), to the lender upon an event of default under any of the Sonoma Grande loan documents.
SIR Sonoma Grande will have no liability under the Sonoma Grande note, loan agreement, mortgage or any other loan document, which we collectively refer to as the Sonoma Grande loan documents, for the repayment of the principal and interest and any other amounts due, or the indebtedness, or for the performance of any other obligations under the Sonoma Grande loan documents; provided, however, that SIR Sonoma Grande will be personally liable to the lender for the repayment of a portion of the indebtedness equal to any loss or damage suffered by the lender as a result of, among other events, (1) failure of SIR Sonoma Grande to pay to lender upon demand after an event of default all rents and security deposits to which the lender is entitled under the Sonoma Grande loan documents, (2) failure of SIR Sonoma Grande to apply all insurance proceeds and condemnation proceeds as required by the Sonoma Grande loan documents, (3) failure of SIR Sonoma Grande to comply with the provisions of the Sonoma Grande loan documents relating to the delivery of books and records or statements, schedules and reports, (4) failure to pay water and sewer charges and other assessments or other charges that could become a lien on the Sonoma Grande property, (5) material waste of the Sonoma Grande property, (6) failure of SIR Sonoma Grande to maintain the single purpose entity requirements of the loan agreement, and (7) SIR Sonoma Grande's allowance of transfers that do not comply with the provisions of the Sonoma Grande loan documents. In addition, SIR Sonoma Grande will be personally liable to lender for all of the following, (1) performance and compliance of SIR Sonoma Grande's obligations under the loan agreement in connection with environmental matters, (2) costs of any audit under the loan agreement, and (3) costs and expenses incurred by lender in connection with collection of any amount SIR Sonoma Grande is personally liable. Furthermore, SIR Sonoma Grande will be personally liable to lender for the repayment of all indebtedness, upon the occurrence of, among other events, (1) fraud or written material misrepresentation by SIR Sonoma Grande, our company, or any of our officers, directors, partners, members or employees in connection with the indebtedness, (2) the performance of and compliance with all obligations under the loan agreement relating to environmental matters, and (3) certain bankruptcy and insolvency events with respect to SIR Sonoma Grande, as provided under the Sonoma Grande loan documents.
In connection with the Sonoma Grande loan, we have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment when due of all amounts for which SIR Sonoma Grande is personally liable under the note, as described above, except as they relate to single-purpose entity requirements of SIR Sonoma Grande. We also absolutely, unconditionally and irrevocably guaranteed to the lender all costs and expenses incurred by the lender in enforcing the rights we guaranteed.
Management of Property
On the closing date, SIR Sonoma Grande and Steadfast Management Company, Inc., or the property manager, our affiliate, entered into a management agreement pursuant to which the property manager will serve as the exclusive leasing agent and manager of the Sonoma Grande property. Pursuant to the management agreement, SIR Sonoma Grande will pay the property manager a monthly management fee in an amount equal to 3.0% of the Sonoma Grande property's gross collections (as defined in the management agreement) for each month. The management agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 60 days prior written notice of its desire to terminate the management agreement. SIR Sonoma Grande may terminate the management agreement at any time upon 30 days prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager's employees. Either party may terminate the management agreement due to a material breach of the other party's obligations under the management agreement that remains uncured for 30 days after written notification of such breach.
Description of the Property
The Sonoma Grande property is a 336-unit residential community constructed in 2009. The Sonoma Grande property is comprised of thirteen three-story residential buildings and a separate leasing office/clubhouse on a 20-acre site. The apartments at the Sonoma Grande property consist of a mix of one, two and three-bedroom units averaging 1,130 square feet per unit. Average in-place monthly rent at the Sonoma Grande property was approximately $941 as of May 23, 2012. Property amenities at the Sonoma Grande property include crown molding, tile kitchens, baths, and foyers, full kitchen appliance packages, full-sized washers and dryers, walk-in closets, and private balconies or sunrooms. In addition, select units have nine-foot ceilings, built-in bookshelves, separate showers with glass doors, and jetted garden tubs. Property amenities at the Sonoma Grande property include gated access, a fitness center, a tanning center, a resort-style swimming pool with cabanas and heated spa, outdoor gourmet kitchen and gathering areas, Wi-Fi cafe with flat panel HD TV, and a playground. Occupancy at the Sonoma Grande property was 91% as of May 23, 2012.
Management currently has no material plans for capital improvements at the Sonoma Grande property and believes that the Sonoma Grande property is adequately covered by insurance and is suitable for its intended purposes. For 2012, the estimated real estate taxes on the Sonoma Grande property total approximately $429,000.
The Sonoma Grande property is located in a high-income submarket approximately 15 miles southeast of downtown Tulsa and is served by the Union Public Schools system, which typically ranks among the best in Oklahoma. The Sonoma Grande property faces competition from other multifamily apartment properties located in the Tulsa, Oklahoma market.
For federal income tax purposes, we estimate that the depreciable basis in the Sonoma Grande property will be approximately $29,200,000. We will depreciate buildings based upon an estimated useful life of 27.5 years.